1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

March 10, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Christopher Bellacicco, Esq.

100 F Street NE
Washington, D.C. 20549

RE:	Barings BDC, Inc. — Preliminary Proxy Statement on Schedule 14A filed on February 28, 2020 (File No. 814-00733)

Dear Mr. Bellacicco:

On behalf of Barings BDC, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 6, 2020 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on February 28, 2020. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1.	Comment: We refer to the Company’s Notice of Annual Meeting of Stockholders filed as part of the Preliminary Proxy Statement. In accordance with Rule 14a-16(d)(11) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), include in such Notice information on how to obtain directions to be able to attend the Company’s annual meeting and vote in person.

Response: The Company has revised the Notice of Annual Meeting of Stockholders in response to the Staff’s comment.

2.	Comment: We refer to the section of the Preliminary Proxy Statement titled “Information about the Nominees for Director and Other Directors” beginning on page 5. In accordance with Instruction 3 to the introductory text of Item 22(b) of Exchange Act Rule 14a-101, furnish information for directors or nominees who are or would be “interested persons” of the Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), separately from the information for directors or nominees who are not or would not be interested persons of the Company.

March 10, 2020 Page 2

Response: The Company has revised the above-referenced disclosure in the Definitive Proxy Statement to organize and present information for directors or nominees who are or would be “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act separately from the information for directors or nominees who are not or would not be interested persons of the Company.

3.	Comment: We refer to the section of the Preliminary Proxy Statement titled “Compensation Discussion” beginning on page 14. Please revise the disclosure to include the Summary Compensation Table, in accordance with Item 402(c) of Regulation S-K, as promulgated under the Exchange Act.

Response: As disclosed in the Company’s public filings with the Commission, on August 2, 2018, the Company entered into an investment advisory agreement (the “Advisory Agreement”) and an administration agreement with Barings LLC (the “Externalization”) following the sale of the Company’s investment portfolio to a third party. Prior to the Externalization, the Company was internally managed by its then-current executive officers under the supervision of its Board of Directors and, as such, incurred the operating costs associated with employing executive management and investment and portfolio management professionals, primarily in the form of a base salary, annual cash bonus, and long-term compensation pursuant to an incentive compensation plan.

In connection with the Externalization, each of the Company’s then-current executive officers, E. Ashton Poole, Steven C. Lilly, Jeffrey A. Dombcik, Cary B. Nordan and Douglas A. Vaughn (collectively, the Company’s “Former Executive Officers”), resigned effective as of the date of the Externalization and new executive officers were appointed. Following the Externalization, Barings LLC serves as the Company’s external investment adviser and manages the Company’s investment portfolio under the terms of the Advisory Agreement, in connection with which the Company pays Barings LLC a base management fee and an incentive fee, the details of which are disclosed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which will be mailed to the Company’s stockholders along with the Definitive Proxy Statement.

As a result of the above, the current executive officers of the Company, who are employees of Barings LLC, receive no direct compensation from the Company. In light of this, the disclosure requirements found in Item 402(c) of Regulation S-K, which generally require disclosure regarding named executive officers of the Company who served during the “last completed fiscal year” (see Item 402(a)(3) of Regulation S-K) are not applicable to the Company. Moreover, in light of the fact that the Former Executive Officers are no longer employed by the Company, and the fact that details regarding their compensation are available in the Company’s prior filings with the Commission, the Company does not believe that including the details of the Former Executive Officers’ compensation in the Definitive Proxy Statement would benefit or otherwise provide material information to the Company’s stockholders in connection with the proposals to be voted upon at the Company’s 2020 annual meeting of stockholders.

The Company has revised the Definitive Proxy Statement to provide a summary of the above to its stockholders. In addition, the Company has reviewed definitive proxy statements filed by other externally managed business development companies and believes that the disclosure contained in the Definitive Proxy Statement is consistent both in substance and scope with what other externally managed BDCs have provided.

March 10, 2020 Page 3

4.	Comment: We refer to the section of the Preliminary Proxy Statement titled “Director Compensation” on page 14. Please revise the table setting forth the compensation of the Company’s independent directors to include disclosure of deferred compensation (including interest) payable to or accrued for the required individuals in accordance with Item 22(b)(13) of Exchange Act Rule 14a-101.

Response: The Company respectfully advises the Staff that Item 22(b)(13) of Exchange Act Rule 14a-101 requires disclosure for “a Fund that is an investment company registered under the Investment Company Act of 1940 . . .” [emphasis added]. As an investment company that has elected to be treated as a business development company under the 1940 Act, the Company is not considered to be registered under the 1940 Act and, thus, instead discloses director compensation in accordance with Item 8 of Exchange Act Rule 14a-101, which refers to Item 402(k) of Regulation S-K and generally requires disclosure similar to that required by Item 22(b)(13) of Exchange Act Rule 14a-101. In light of this, the Company has excluded from the Definitive Proxy Statement the above-referenced disclosure required by Item 22(b)(13) and advises the Staff that the Company’s independent directors receive only an annual retainer paid in cash for, and reimbursement for any out-of-pocket expenses related to, their service as members of the Company’s Board of Directors.

5.	Comment: We refer to the section of the Preliminary Proxy Statement titled “Compensation Committee” on page 16. In accordance with Item 407(e)(3) of Regulation S-K, revise the disclosure to provide a narrative description of the Company’s processes and procedures for the consideration and determination of director compensation.

Response: The Company has revised the disclosure on page 12 of the Definitive Proxy Statement in response to the Staff’s comment.

6.	Comment: We refer to the section of the Preliminary Proxy Statement titled “Compensation of Officers” on page 21. Please advise the Staff how such disclosure differs from the disclosure in the first paragraph of page 14 and, if necessary, consider revising.

Response: The Company has deleted disclosure on page 21 of the Preliminary Proxy Statement in response to the Staff’s comment and revised the disclosure on page 10 of the Definitive Proxy Statement.

7.	Comment: If applicable, please revise the Preliminary Proxy Statement to include the disclosure required under Item 405(a) of Regulation S-K with respect to any delinquent Section 16 reports.

Response: The Company respectfully advises the Staff, on a supplemental basis, that it has excluded the above-referenced disclosure in reliance on Instruction 1 to Item 405(a) of Regulation S-K.

March 10, 2020 Page 4

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com), Richard Horowitz at 212.698.3525 (or by email at richard.horowitz@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Jonathan Bock, Chief Financial Officer

Janice M. Bishop, Secretary and Chief Legal Officer